ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
November 30, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated November 17, 2006 entitled "Notice of Evaluation Loss on Associated Company Stock"; and

2. Press release dated November 17, 2006 entitled "Notice of Interim Earnings Outlook and Revision of Fiscal Earnings Forecasts".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

CYBIRD HOLDINGS JASDAQ

News Release

November 17, 2006

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Tomotaka Takada
Executive Vice President
81-3-5785-6110

Notice of Evaluation Loss on Associated Company Stock

Tokyo, Japan, November 17, 2006 --- In a meeting of the Board of Directors held today, CYBIRD Holdings Co., Ltd., decided to book an evaluation loss on the stock of consolidated subsidiary JIMOS CO., LTD., for the interim period of the fiscal year ending March 2007. Details are as follows.

1. Reason for booking evaluation loss

At the end of the interim period (September 30, 2006), JIMOS CO., LTD., was accounted for as an affiliate by the equity method. On October 1, 2006, JIMOS became a wholly owned consolidated subsidiary of the Company through an exchange of shares.

Because of the marked decrease in the market price of the shares of JIMOS compared to the acquisition value on the final trading day before the end of the interim period (September 25, 2006), the Company booked an evaluation loss for the interim period in accordance with accounting standards for financial instruments.

2. Impact on business performance in current fiscal year

Due to the decision to take the evaluation loss, the Company posted an evaluation loss on the stock of an associated company of ¥1,939 million as an extraordinary loss on its non-consolidated statements for the interim period of the fiscal year ending March 2007. In addition, the Company booked a investment loss on equity of affiliate of ¥1,900 million, consisting mainly of additional amortization of goodwill related to the evaluation loss, as a non-operating expense on its consolidated statements.

The Company also today announced "Notice of Interim Earnings Outlook and Revision of Fiscal Earnings Forecasts." This announcement revises the consolidated and non-consolidated performance forecasts for the fiscal year ending March 2007 announced on May 25, 2006, taking into account the evaluation loss and revisions related to the integration of the businesses of the Company and JIMOS.

(End of Document)

CYBIRD HOLDINGS JASDAQ

News Release

November 17, 2006

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Tomotaka Takada
Executive Vice President
+81-3-5785-6110

Notice of Interim Earnings Outlook and Revision of Fiscal Earnings Forecasts

Tokyo, Japan, November 17, 2006 --- In consideration of recent business trends and events, CYBIRD Holdings Co., Ltd., decided to announce that it expects a considerable difference in net sales, ordinary income and net income between interim earnings in the previous fiscal year and its estimates for the current interim period. At the same time, the Company announced revisions in its non-consolidated and consolidated earnings forecasts for the full fiscal year ending March 2007 announced on May 25, 2006. Details are given below. It should be noted that the Company has not previously announced any earnings forecasts for the current interim period.

1. Interim Earnings Outlook (for period from April 1, 2006 to September 30, 2006)

Non-Consolidated (Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous interim period result (A)	6,129	293	238
Current interim period estimate (B)	6,567	202	(1,946)
Change (B-A)	437	(91)	(2,185)
% Change	7.1%	(31.2%)	-

Consolidated (Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous interim period result (A)	6,819	64	97
Current interim period estimate (B)	8,450	(1,945)	(2,183)
Change (B-A)	1,630	(2,010)	(2,281)
% Change	23.9%	-	-

2. Revision of Fiscal Earnings Forecasts (for period from April 1, 2006 to March 31, 2007)

Non-Consolidated (Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	14,400	700	400
Revised forecast (B)	7,950	50	(6,950)
Change (B-A)	(6,450)	(650)	(7,350)
% Change	(44.8%)	(92.9%)	-
(Reference) Results as of March 31, 2006	12,731	763	379

Consolidated (Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	18,100	300	100
Revised forecast (B)	24,450	(1,850)	(7,200)
Change (B-A)	6,350	(2,150)	(7,300)
% Change	35.1%	-	-
(Reference) Results as of March 31, 2006	15,089	35	(143)

3. Outlook for Interim Period

(1) Net Sales: **"Record highs posted due to firm growth in existing businesses and increase in consolidated subsidiaries"**

Supported by continued double-digit sales growth by the Mobile Content Business, the Company expects interim non-consolidated net sales to expand ¥437 million, or 7.1%, to ¥6,567 million from the interim period last year, rising to a new record high. Similarly, interim consolidated net sales are expected to reach record levels, being forecast to grow ¥1,630 million, or 23.9% year on year, to ¥8,450 million because of additional new consolidated subsidiaries such as offshore businesses.

(2) Operating Income: **"Substantial YoY increase in profits due to sales growth and lower cost of sales"**

On a non-consolidated basis, the Company anticipates that interim operating income will surge ¥213 million, or 89.0%, from the same period in the previous fiscal year to ¥453 million based mainly on a reduction in the cost of sales in the Mobile Content Business as well as the factors contributing to the increase of net sales. Despite the additional goodwill amortization charges related to an overseas subsidiary, the Company forecasts that interim consolidated operating income will advance substantially, improving ¥323 million, or 1,518.3%, year on year, to ¥345 million.

(3) Ordinary and net income: **"Large impact of translation loss and stock evaluation loss and related goodwill amortization"**

Due to the impact of a translation loss (Note 1) regarding a transaction with an overseas subsidiary booked in the first quarter, interim ordinary income will decline ¥91 million, or 31.2%, from the previous interim period to ¥202 million on a non-consolidated basis. On a consolidated basis, interim ordinary income will also be affected by a ¥1,900 million loss on investment in affiliate related to stock of JIMOS CO., LTD., accounted for by the equity method at the end of the current interim period (Note 2). As a result, the Company expects to record a consolidated ordinary loss of ¥1,945

million. On a non-consolidated basis, the Company expects to record an interim loss of ¥1,946 million due to the booking of a ¥1,939 million loss on evaluation of stock of associated company related to JIMOS stock as an extraordinary loss (Note 2). The Company will also record a loss of ¥2,183 million on a consolidated basis under the impact of the consolidated ordinary loss.

Note 1: Exposure to further translation losses such as the loss on the transaction with an overseas subsidiary (translation loss on a foreign currency denominated loan made to said overseas subsidiary) has been eliminated by making a new investment in the overseas subsidiary in the first quarter and converting the old loan into shares of the overseas subsidiary.

Note 2: At the end of the interim period (September 30, 2006), JIMOS CO., LTD., was accounted for as an affiliate by the equity method. On October 1, 2006, JIMOS became a wholly owned consolidated subsidiary of the Company through an exchange of shares. Because of the marked decrease in the market price of the shares of JIMOS compared to the acquisition value on the final trading day before the end of the interim period (September 25, 2006), the Company booked an evaluation loss for the interim period in accordance with accounting standards for financial instruments on a non-consolidated basis. On a consolidated basis, the Company also posted an additional goodwill amortization expense as an investment loss on equity in affiliate.

In this manner, the evaluation loss on the stock of JIMOS, which integrated its businesses with CYBIRD's business in October, had a large impact on interim performance. However, the loss was only an accounting loss booked in accordance with accounting standards for financial instruments.

Although start up capital investments by domestic subsidiaries responsible for new businesses and goodwill amortization related to overseas subsidiaries affected consolidated performance, there was notable progress made in restructuring unprofitable subsidiaries and a great improvement in the earning power of technology-related subsidiaries.

Looking at management performance of core businesses, there is an upward trend in operating income on a non-consolidated and consolidated basis and consolidated cash flow from operating activities is forecast to increase by ¥274 million. These results indicate a steady progress in strengthening profitability driven mainly by existing businesses.

4. Reasons for Revision of Annual Earnings Forecasts for Fiscal Year ending March 2007

(1) Consolidated Earnings Forecasts

The annual earnings forecasts for the fiscal year ending March 2007 announced on May 25, 2006 did not reflect the planned integration of the businesses of the Company and JIMOS CO., LTD. However, consolidated earnings performances starting with the second half of the current fiscal year will fully consolidate the earnings of JIMOS.

Previous announced forecast ⇒ fiscal consolidated earnings forecasts for CYBIRD before business integration

Revised forecasts ⇒ Interim consolidated earnings estimate for CYBIRD before business integration + Second half consolidated earnings forecast for CYBIRD Holdings after business integration

① Consolidated net sales: **"Significant growth due to business integration"**

The Company forecasts that consolidated net sales for the full fiscal year will be ¥24,450 million. Compared with the previously announced forecast of ¥18,100 million, the inclusion of JIMOS as a subsidiary has increased forecast net sales by ¥6,350 million, or 35.1%.

Along with the integration of the businesses of JIMOS, especially in the Commerce Business, the Company began recording the earnings of JIMOS's core direct marketing business, resulting in expectations that net sales would substantially exceed original forecasts.

Since the interim sales of the Company's existing Mobile Content, Marketing Solutions, and International businesses are roughly around the 50% mark of the original full year forecasts, it can be said that at this point sales of these businesses are firm. Because the sales of the Marketing Solutions Business newly include revenues from the direct marketing support and EC site

development businesses of JIMOS, strong growth is anticipated. In addition, the Commerce Business has added new businesses in the mobile commerce field as well as the Advertising Business. Continuing with the strategies of the Mid-Term Corporate Strategy, the Company intends to get these new businesses generating earnings quickly.

② Consolidated ordinary and net income: **"Anticipated growth in operating income, but additional amortization expense will also have strong impact"**

Although the Company forecasts consolidated operating income to be about ¥500 million, fiscal consolidated ordinary income is expected to amount to an ordinary loss of ¥1,850 million, down ¥2,150 million from the originally announced forecast of ¥300 million. This decline results from the impact of the additional goodwill amortization expenses related mainly to the valuation loss on the stock of JIMOS CO., LTD., that is scheduled to be booked in the interim period

In addition, the Company plans to post roughly ¥4.6 billion in additional amortization expenses (Note 3) as an extraordinary expense in the second half. The Company, therefore, is expecting to record a consolidated loss of ¥7,200 million for the full year, a decrease of ¥7,300 million compared with the previously announced forecast of ¥100 million.

As a result of these factors, the Company is revising its forecasts for consolidated net sales, ordinary income, and net income for the fiscal year ending March 2007.

Note 3: The acquisition costs for shares of JIMOS CO., LTD., by the Company in the share exchange that made JIMOS a wholly owned subsidiary were calculated based on market share prices immediately before the signing of the share exchange agreement (May 15, 2006) based on accounting standards for business integration. However, taking into consideration the marked drop in the market price of the shares of JIMOS afterward, changes in the business climate, and the delisting of JIMOS's shares after its becoming a wholly owned subsidiary through the exchange of shares, the Company plans to book a loss in the second half in accordance with accounting standards for impairment of fixed assets.

(2) Non-consolidated Earnings Forecasts

At the time of business integration, the Company became a holding company based on a corporate split. As a result, starting with the second half of the current fiscal year, the Company no longer books the earnings of the Mobile Content Business and its other previous main businesses. Its primary revenue sources are now the shared service fees it collects from the subsidiaries of the Group responsible for each business and management guidance fees.

Previously announced forecast ⇒ fiscal non-consolidated earnings forecast of CYBIRD before business integration (Before corporate split)

Revised forecast ⇒ Interim non-consolidated earnings estimate for CYBIRD before business integration ＋second half non-consolidated earnings forecast for CYBIRD Holdings as a holding company after corporate split

① Net sales

As previously mentioned, because its sources of earnings are now shared service and management guidance fees, the Company forecasts that its non-consolidated net sales will be ¥7,950 million, down ¥6,450 million for the previously announced forecast of ¥14,400 million.

② Ordinary and net income

Although the Company anticipates non-consolidated operating income to be about ¥400 million, fiscal non-consolidated ordinary income is expected to be ¥50 million, down ¥650 million from the previously announced forecast of ¥700 million. In addition, the Company is predicting a fiscal non-consolidated loss of ¥6,950 million, down ¥7,350 million compared with the previously announced forecast of net income of ¥400 million. This drop in the forecast results from the extraordinary loss of ¥1,939 million recorded in the interim period as well as the planned charging of an approximately ¥4.7 billion extraordinary loss related to an evaluation loss on the stock of JIMOS based on a similar point of view as used in for the consolidated statements.

Based on the impact of the change in the earnings structure of the Company due to the shift to a holding company structure and the evaluation loss that the Company plans to book this fiscal year related to JIMOS shares, the Company also is revising its fiscal non-consolidated earnings forecasts for the fiscal year ending March 2007.

<Cautionary Statement Regarding Earnings Forecasts>

The earnings forecasts stated in these materials are calculated using estimations and assumption made based on currently available information and involve risks and uncertainties. It should be recognized that actual results could differ significantly from the forecasts given.

(End of document)

【Reference】

Business Segments Before and After the Third Quarter of the Fiscal Year ending March 2007

(Before) Interim Period of FY2007/3	(After) From 3rd Quarter of FY2007/3
Mobile Content Business	Mobile Content Business (※C)
Marketing Solution Business Commissioned development & operation Others (Technology-related)	Marketing Solution Business Commissioned development & operation (C) Direct Marketing Solution (J) Others (Technology-related) (C, J)
E-Commerce Business Mobile Commerce	Commerce Business Mobile Commerce (C) Direct Marketing (J) Wholesale (J)
Advertising Business Mobile Advertising	Advertising Business Mobile Advertising (C) Advertising Agency (J)
Investment Business	Investment Business (C)
International Business	International Business (C)

*C: Former CYBIRD business
J: Former JIMOS business

Financial Results for Interim Period and 2nd Quarter of Fiscal Year Ending March 31, 2007

※ This documentation represents supplemental information to the Notice of Interim Earnings Outlook and Revision of Fiscal Earnings Forecasts announced today. For detailed information, please refer to the disclosure materials rather than these supplemental materials.
※ The official announcement of the Company's consolidated and non-consolidated business results for the interim period of the fiscal year ending March 31, 2007 is scheduled for November 22, 2006. Readers are cautioned that summarized business results in this documentation and actual business results may differ.

CYBIRD HOLDINGS

CYBIRD Holdings Co., Ltd.

November 17, 2006

■Substantial YoY growth in net sales and operating income

Net sales: New record highs for non-consolidated (up 7.1%) & consolidated (up 23.9%)

Operating income: Marked growth due to higher sales and reduced cost of sales for non-consolidated (up 89.0%) & consolidated (up 1,518.3%)

■Special items impact on ordinary and net income

Translation loss: Loss on transactions by overseas subsidiary (¥0.3 billion) (※)

Stock evaluation loss: Loss on JIMOS stock (¥1.9 billion)

(※) Exchange rate loss resulted from foreign currency loan to overseas subsidiary,which has already been converted to equity in the overseas subsidiary, eliminating further exchange risk exposure in relation to the profit and loss statement.

■ Substantial YoY growth in net sales and operating income

(Unit: Millions of yen, Round down)

		Interim Results	YoY Change	Major Points
Net sales	Non-consol	6,567	+437 (+7.1%)	· Mobile Content Business continued to generate double digit growth · Contribution of new consolidated subsidiaries in International Business and others
	Consol	8,450	+1,630 (+23.9%)	
Operating income	Non-consol	453	+213 (+89.0%)	· Sales growth and improved cost of sales, particularly in Mobile Content Business, resulted in higher operating income ·Despite booking of goodwill amortization costs for International Business, restructuring of unprofitable subsidiaries and improved subsidiary profits contributed to consolidated net income growth
	Consol	345	+323 (+1,518.3%)	


Sales & Operating income
(non-conso.)
Net Sales
7,000
6,000
5,000
4,000
3,000
2,000
Operating Income
600
500
400
300
200
100
0
FY04 Interim FY05 Interim FY06 Interim
Net sales
Operating income


Sales & Operating income
(conso.)
Net Sales
9,000
8,000
7,000
6,000
5,000
4,000
3,000
Operating Income
400
300
200
100
0
FY04 Interim
FY05 Interim
FY06 Interim

■ Special items impact on ordinary and net income

(Unit: Millions of yen, Round down)

		Interim Results	YoY Change	Major Points
Ordinary income	Non-conso	202	-91 (-31.2%)	・Impact of translation loss on transactions with overseas subsidiary(¥300 million)
	Conso	-1,945	-2,010 (−)	・Impact of translation loss (¥300 million) similar to non-consolidation ・Investment loss on JIMOS stock accounted for by equity method (¥1.9 billion, booked as non-operating expense on consolidated basis)
Net income	Non-conso	-1,946	-2,185 (−)	・Evaluation loss on affiliate stock (JIMOS) (¥1.9 billion, booked as extraordinary loss on non-consolidated basis)
	Conso	-2,183	-2,281 (−)	

Consolidated Basis

- Net sales expand greatly due to business integration

- Operating income grows firmly

- Special items have major impact on ordinary and net income

Interim: Translation loss (¥300 million), investment loss on equity method portion of JIMOS stock (¥1.9 billion)

2H: Scheduled booking of additional amortization expense on JIMOS stock as extraordinary loss (¥4.6 billion)

FY2007 Full Year Earnings Forecasts (Consolidated) CYBIRD HOLDINGS

Consolidated Basis

(Unit: Millions of yen, Round down)

	FY2006	FY2007 (Forecast)	Change	Major Points
Net sales	15,089	**24,450**	+9,360 (+62.0%)	Based on business integration, performance of JIMOS businesses will begin contributing fully to consolidated performance.
Operating income	-247	**(Note)** Approx. **500**	+747 (—)	(Note) The Company has not made any official disclosure of performance forecasts for operating income. Readers are cautioned that the figure on the left is an approximation for reference only.
Ordinary income	35	**-1,850**	-1,885 (—)	Impact of loss on JIMOS stock held by equity method (¥1.9 billion) (Booked as non-operating expense)
Net income	-143	**-7,200**	-7,056 (—)	Additional goodwill amortization expense scheduled to be booked in second half (Approx. ¥4.6 billion) (Scheduled to be booked as extraordinary loss)

FY2006 results ⇒ Full year consolidated performance of CYBIRD before business integration
FY2007 estimates ⇒ Consolidated interim performance forecasts for CYBIRD before business integration
+Second half performance forecasts of CYBIRD Holdings after business integration